Exhibit 21.1

Subsidiary Name	Jurisdiction of Incorporation
Tempe Industrial Properties, LLC	Arizona
Gilbert Property Management, LLC	Arizona
Green Valley Group, LLC	Arizona
Kingman Property Group, LLC	Arizona
Chino Valley Properties, LLC	Arizona
Zoned Oregon Properties, LLC	Oregon
Zoned Colorado Properties, LLC	Colorado
Zoned Illinois Properties, LLC	Illinois